October 5, 2011

Via EDGAR and FedEx

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	MannKind Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed on March 16, 2011

File No. 000-50865

Ladies and Gentlemen:

This letter is being transmitted by MannKind Corporation (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated September 22, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Notes to Consolidated Financial Statements

8. Senior convertible notes, page 79

1.

Please refer to your response to comment two. Clarify for us whether the make-whole provisions in the notes can be net-settled into a fixed number of shares and the maximum number of shares that could be provided to the investor is less than the number of shares available. Refer to ASC 815-40-25-30. If that is not the case, please tell us why the conversion options are not required to be accounted for as a derivative.

Response:

The Company has two convertible notes offerings outstanding as of December 31, 2010: Notes due 2015 and Notes due 2013 (collectively, the “Notes”). The Company assessed the make-whole provisions in each of the respective Notes. According to ASC 815-40-25-30, a make-whole provision would not preclude equity classification of a conversion option if the option can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including the make-whole shares) is fixed and less than the number of available authorized shares. In the case of the Notes, each Note provides for net-share settlement of the conversion option, as well as an explicit limit on the number of shares (inclusive of make-whole shares) to be delivered upon conversion by establishing a maximum conversion rate. In addition, the Company performed an analysis at the time of each Note offering and each reporting date and concluded that the number of authorized shares at the time of the offering and each subsequent reporting date was in excess of the maximum number of shares that could be required to be delivered during the contract period under existing commitments, including the outstanding convertible debts, outstanding stock options, restricted stock units, warrants, and other potential common stock issuances. As both conditions of ASC 815-40-25-30 were met, the make-whole provision does not cause the conversion option to be accounted for as a derivative for either the 2015 Notes or 2013 Notes.

14. Commitments and contingencies, page 86

2.

Please refer to the last sentence in your proposed disclosure in response to comment three regarding the second and third legal proceedings where you state “As a result…” The fact that the damages are unspecified does not, in and of itself, justify that the reasonably possible loss or range of loss cannot be estimated. You may consider past experience, legal advice, etc., that may still provide sufficient insight into developing the reasonably possible loss or range of loss.

Response:

The Company proposes to include in future periodic reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2011, disclosure comparable to the following disclosure for the quarter ended June 30, 2011 (relevant disclosure is highlighted in bold and italics):

Litigation — The Company is involved in various legal proceedings and other matters. In accordance with ASC 450 Contingencies, Accounting for Contingencies, the Company would record a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

On November 23, 2010, John Arditi, a former Senior Director – GCP – Regulatory Affairs of the Company, filed a Demand for Arbitration against the Company and three of its employees – the Chief Scientific Officer, the Vice President - World Wide Regulatory Affairs, and the Chief Financial Officer – claiming that the Company terminated his employment in retaliation for his purported reporting of alleged unlawful practices in connection with the Company’s clinical trials. Mr. Arditi has asserted claims for violation of the New Jersey Conscientious Employee Protection Act, wrongful discharge, breach of contract, breach of the implied covenant of good faith and fair dealing, defamation and intentional infliction of emotional distress. Mr. Arditi is seeking, among other relief, compensatory and punitive damages and counsel fees, costs and interest. Before Mr. Arditi filed his arbitration demand, the Company completed an internal investigation and retained an independent outside firm to conduct an independent investigation of Mr. Arditi’s claims. Neither investigation found any basis for his claims. The Company believes the allegations made by Mr. Arditi are without merit and intend to defend against them vigorously. The Company has not accrued any liability in this matter, as the Company does not believe it is probable that a loss has been incurred as of December 31, 2010. In addition, the Company believes that any reasonably possible losses which may be incurred would not be material to the financial statements as a whole.

Following the receipt of the Complete Response letter from the FDA regarding the NDA for AFREZZA in January 2011 and the subsequent decline of the price of the Company’s common stock, several complaints were filed in the U.S. District Court for the Central District of California against the Company and certain of its officers and directors on behalf of certain purchasers of the Company’s common stock. The complaints include claims asserted under Sections 10(b) and 20(a) of the Exchange Act and have been brought as purported shareholder class actions. In general, the complaints allege that the Company and certain of its officers and directors violated federal securities laws by making materially false and misleading statements regarding the Company’s business and prospects for AFREZZA, thereby artificially inflating the price of its common stock. The plaintiffs are seeking unspecified monetary damages and other relief. The complaints have been transferred to a single court and consolidated for all purposes. The court has appointed a lead plaintiff and lead counsel and a consolidated complaint was filed on June 27, 2011. The Company plans to vigorously defend against the claims advanced. Based on the early stage of the claim and evaluation of the facts available at this time, the amount or range of reasonably possible losses to which the Company is exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to the Company, if any, remains uncertain at this time.

In February 2011, a shareholder derivative complaint was filed in the Superior Court of California for the County of Los Angeles against the Company’s directors and certain of its officers. The complaints in the shareholder derivative action allege breaches of fiduciary duties by the defendants and other violations of law. In general, the complaint alleges that the Company’s directors and certain of its officers caused or allowed for the dissemination of materially false and misleading statements regarding the Company’s business and prospects for AFREZZA, thereby artificially inflating the price of its common stock. The plaintiffs are seeking unspecified monetary damages and other relief, including reforms to the Company’s corporate governance and internal procedures. The Superior Court of California for the County of Los Angeles has consolidated the actions pending before it. Likewise, the U.S. District Court for the Central District of California has consolidated the actions pending before it. The U.S. District Court for the Central District of California has also appointed lead plaintiffs and lead counsel and a consolidated complaint was filed on August 12, 2011. The Company plans to vigorously defend against the claims advanced. Based on the early stage of the claim and evaluation of the facts available at this time, the amount or range of reasonably possible losses to which the Company is exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to the Company, if any, remains uncertain at this time.

***

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (661) 295-4784 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

MannKind Corporation

By:	/s/ Matthew J. Pfeffer
Matthew J. Pfeffer
Corporate Vice President and
Chief Financial Officer